SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Hasbro, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

418056107

(CUSIP Number)

Micheline Chau
Lucasfilm Ltd.
5858 Lucas Valley Road
Nicasio, California 94946
(415) 662-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Tad J. Freese
Latham & Watkins
505 Montgomery Street, Suite 1900
San Francisco, California 94111-2562
(415) 391-0600

January 30, 2003

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

(Continued on following pages)

Page 1 of 10 Pages
Exhibit Index is on Page 10

SCHEDULE 13D

CUSIP No. 418056107		Page 2 of 10 Pages

1.	Name of Reporting Persons
IRS Identification Nos. of Above Persons (Entities Only) Lucasfilm Ltd.

2.	Check the Appropriate Box if a Member of a Group (a) [x]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0- shares of Common Stock

	8.	Shared Voting Power -0- shares of Common Stock

	9.	Sole Dispositive Power 15,750,000 shares of Common Stock

	10.	Shared Dispositive Power -0- shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,750,000 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 418056107		Page 3 of 10 Pages

1.	Name of Reporting Persons
IRS Identification Nos. of Above Persons (Entities Only) George W. Lucas, Jr.

2.	Check the Appropriate Box if a Member of a Group (a) [x]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0- shares of Common Stock

	8.	Shared Voting Power -0- shares of Common Stock

	9.	Sole Dispositive Power 15,750,000 shares of Common Stock

	10.	Shared Dispositive Power -0- shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,750,000 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 418056107		Page 4 of 10 Pages

1.	Name of Reporting Persons
IRS Identification Nos. of Above Persons (Entities Only) Lucas Licensing Ltd.

2.	Check the Appropriate Box if a Member of a Group (a) [ x ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0- shares of Common Stock

	8.	Shared Voting Power -0- shares of Common Stock

	9.	Sole Dispositive Power 9,450,000 shares of Common Stock

	10.	Shared Dispositive Power -0- shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,450,000 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person CO

Item 1. Security and Issuer.

     This Amendment No. 1 to the Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 29, 1999 (as amended, the “Schedule 13D”), relating to shares of common stock, par value $.50 per share (the “Shares”), of Hasbro, Inc., a Rhode Island corporation (“Hasbro”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and restated as follows:

     (a)-(c), (f). This statement is being filed by (1) Lucasfilm Ltd., a California corporation (“Lucasfilm”), (2) George W. Lucas, Jr. (“Mr. Lucas”) and (3) Lucas Licensing Ltd., a California corporation (“Lucas Licensing”). Lucasfilm, Mr. Lucas and Lucas Licensing are sometimes collectively referred to herein as the “Reporting Persons.”

     Lucasfilm’s principal business is the production and distribution of motion pictures. Lucasfilm is also the controlling shareholder of Lucas Licensing. Mr. Lucas’ principal business is the ownership of companies in the entertainment industry. Lucas Licensing’s principal business is the licensing of entertainment intellectual properties related to certain motion pictures. Mr. Lucas is the founder, controlling person and sole director of Lucasfilm and Lucas Licensing. Mr. Lucas is also the Chairman of the Board and Chief Executive Officer of Lucasfilm. The business address of each of Lucasfilm, Mr. Lucas and Lucas Licensing is 5858 Lucas Valley Road, Nicasio, California 94946. Mr. Lucas is a citizen of the United States of America.

     Micheline Chau (“Ms. Chau”) is the Chief Operating Officer of Lucasfilm and Lucas Licensing. The business address of Ms. Chau is 5858 Lucas Valley Road, Nicasio, California 94946. Ms. Chau is a citizen of the United States of America.

     (d), (e). During the last five years, none of Lucasfilm, Mr. Lucas, Lucas Licensing and Ms. Chau has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

     As of the close of business on March 20, 1999, Lucasfilm held two warrants (together, the “Lucasfilm Warrants”) to purchase a total of 6,300,000 Shares. The first warrant, dated October 14, 1997, and exercisable for 3,900,000 Shares (the “Lucasfilm Warrant I”), was received in exchange for the grant to Hasbro of a right of first refusal with respect to the license of certain intellectual property rights owned by Lucasfilm. In connection with Hasbro’s acquisition of Galoob Toys, Inc., a Delaware corporation (“Galoob”), the second warrant, dated October 30, 1998, and exercisable for 2,400,000 Shares (the “Lucasfilm Warrant II”), was received in exchange for Lucasfilm’s warrant to purchase 1,450,000 shares of Galoob common stock, which was originally issued in exchange for a right of first refusal with respect to the license of certain intellectual property rights to Galoob.

     As of the close of business on March 20, 1999, Lucas Licensing held two warrants (together, the “Lucas Licensing Warrants” and together with the Lucasfilm Warrants, the “Warrants”) to purchase a total of 9,450,000 Shares. The first warrant, dated October 14, 1997, and exercisable for 5,850,000 Shares (the “Lucas Licensing Warrant I”), was received in exchange for the grant to Hasbro of a license of certain intellectual property rights owned by Lucas Licensing. In connection with Hasbro’s acquisition of Galoob, the second warrant, dated October 30, 1998, and exercisable for 3,600,000 Shares (the “Lucas Licensing Warrant II”), was received in exchange for Lucas Licensing’s warrant to purchase 2,130,000 shares of Galoob common stock, which was originally issued in exchange for a license of certain intellectual property rights to Galoob.

     On January 30, 2003, Lucasfilm, Lucas Licensing and Hasbro entered into a Warrant Amendment Agreement (the “Warrant Amendment”) in which the parties agreed to extend the exercise period of the Warrants and enter into certain other agreements with respect to the Warrants. Among other things, the Warrant Amendment provides that Lucasfilm Warrant I terminates October 14, 2019, Lucasfilm Warrant II terminates October 30, 2020, Lucas Licensing Warrant I terminates October 14, 2018 and Lucas Licensing Warrant II terminates October 30, 2019.

     The Warrant Amendment grants Lucasfilm and Lucas Licensing the right (the “Put Right”) to sell all, but not less than all, of the Warrants to Hasbro for consideration of either, at Hasbro’s option, $100,000,000 in cash or the number of Shares with an aggregate market value (as defined in the Warrant Amendment) of $110,000,000 as of the date that is two business days prior to the sale date. The Put Right expires on January 30, 2008 or upon the earlier of (i) the exercise by Lucasfilm or Lucas Licensing of all or any part of the Warrants, (ii) the transfer or other disposition by Lucasfilm or Lucas Licensing of all or any portion of the Warrants, unless the transfer is made in compliance with the terms of the Warrants and the Warrant Amendment and (iii) the unauthorized transfer by Lucasfilm or Lucas Licensing of its rights under the Warrant Amendment.

     The Warrant Amendment grants Hasbro the right (the “Call Right”) to purchase all, but not less than all, of the Warrants from Lucasfilm and Lucas Licensing for consideration of either, at Hasbro’s option, $200,000,000 in cash or the number of Shares with an aggregate market value (as defined in the Warrant Amendment) of $220,000,000. In the event Lucasfilm or Lucas Licensing has acquired Shares by exercising any part of the Warrants prior to Hasbro’s exercise of the Call Right, the consideration payable upon exercise of the Call Right would be appropriately reduced, as set forth in the Warrant Amendment. The Call Right expires on October 13, 2016. The Warrant Amendment is attached as Exhibit 1 hereto and is incorporated herein by reference.

Item 4. Purpose of Transaction.

     Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

     See Item 3 to the Schedule 13D above.

Item 5. Interest in Securities of the Issuer.

     Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

     The Shares beneficially owned by the Reporting Persons do not include any Shares that may be received by the Reporting Persons upon exercise of the Put Right or the Call Right.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 to the Schedule 13D is hereby amended, in pertinent part, as follows:

     The Reporting Parties’ Joint Filing Agreement is incorporated by reference to Exhibit 1 to our Schedule 13D filed with the SEC on March 29, 1999. Lucasfilm Warrant I is incorporated by reference to Exhibit 2 to our Schedule 13D filed with the SEC on March 29, 1999. Lucasfilm Warrant II is incorporated by reference to Exhibit 3 to our Schedule 13D filed with the SEC on March 29, 1999. Lucas Licensing Warrant I is incorporated by reference to Exhibit 4 to our Schedule 13D filed with the SEC on March 29, 1999. Lucas Licensing Warrant II is incorporated by reference to Exhibit 5 to our Schedule 13D filed with the SEC on March 29, 1999. The Warrant Amendment is attached to this Schedule 13D as Exhibit 1 and incorporated herein by reference.

     Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Hasbro, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1**	Warrant Amendment Agreement.

Exhibit 2*	Joint Filing Agreement.

Exhibit 3*	Lucasfilm Warrant I.

Exhibit 4*	Lucasfilm Warrant II.

Exhibit 5*	Lucas Licensing Warrant I.

Exhibit 6*	Lucas Licensing Warrant II.

** Filed herewith.

* Incorporated by reference to Exhibits to the Schedule 13D filed with the Commission on March 29, 1999 by the Reporting Persons.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: February 7, 2003

LUCASFILM LTD.

By:	/s/ Micheline Chau
Name: Micheline Chau Its: Chief Operating Officer

/s/ George W. Lucas, Jr. George W. Lucas, Jr.

LUCAS LICENSING LTD.

By:	/s/ Micheline Chau
Name: Micheline Chau Its: Chief Operating Officer

EXHIBIT INDEX

Exhibit 1**	Warrant Amendment Agreement.

Exhibit 2*	Joint Filing Agreement.

Exhibit 3*	Lucasfilm Warrant I.

Exhibit 4*	Lucasfilm Warrant II.

Exhibit 5*	Lucas Licensing Warrant I.

Exhibit 6*	Lucas Licensing Warrant II.

** Filed herewith.

* Incorporated by reference to Exhibits to the Schedule 13D filed with the Commission on March 29, 1999 by the Reporting Persons.